Exhibit 99.1

PONY AI Inc. Scales with 160% Robotaxi Revenues Growth YoY and 500%+ Fare-Charging Revenues Surge YoY in Q4, Targeting Deployment in 20+ Cities by Year-End

•	Strengthening revenue trajectory — Robotaxi revenues rose by 160% year-over-year in Q4, with fare-charging revenues surging by over 500%.

•	Accelerating fleet and geographic expansion — Robotaxi scaling accelerated as fleet size surpassed 1,400 units[1], extending operational footprint to Croatia, Hangzhou and Changsha, with a target of reaching more than 20 cities by year-end 2026.

•	Validating Unit Economics — Achieved consecutive UE breakeven in Guangzhou and Shenzhen within just four months of the Gen-7 Robotaxi launch. In Shenzhen, the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394, with 25 orders per vehicle[2].

NEW YORK, March 26, 2026 (GLOBE NEWSWIRE) — Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced its unaudited financial results for the quarter and full year ended December 31, 2025.

Dr. James Peng, Chairman and Chief Executive Officer of Pony.ai, commented, “2025 marked an amazing year for Pony.ai. We realized scaling-up in top-line, Robotaxi fleet size, operational footprint and user base, while validating our business model by achieving unit economics (“UE”) breakeven in multiple tier-one cities in China. As we look to 2026, it will be a year of accelerating growth. Crucially, our strategic partnership with Toyota has further enabled the mass production of our Gen-7 Robotaxis, securing 1,000 vehicles to directly fuel this expansion. We will accelerate top-line growth at faster speed, scale up fleet size to over 3,000 and expand operational areas to deploy Robotaxis in more than 20 cities globally. To achieve these goals, we will employ a dual-engine strategy, together with the joint deployment model, to accelerate our top-line growth momentum in both domestic and overseas markets.”

Dr. Tiancheng Lou, Chief Technology Officer of Pony.ai, commented, “The robotaxi is the first true application of physical AI, with its core differentiator lying in driving capability, an area where our competitive edge remains unparalleled across the industry. Our PonyWorld model and AI Virtual Driver deliver a demonstrably superior ride experience, seamlessly navigating peak-hour traffic, extreme weather, and complex road conditions. This translates into more convenient pickup and drop-off points and no unnecessary detours, fostering greater user willingness to pay. In turn, this enables us to implement balanced pricing, the key drivers behind our positive UE. By continuously pushing the boundaries of our AI capabilities, we aim to widen our technology moat and bring autonomous driving everywhere.”

Dr. Leo Wang, Chief Financial Officer of Pony.ai, commented, “In the fourth quarter, we once again accelerated our growth momentum with Robotaxi as our key engine, delivering a remarkable 160% year-over-year revenue growth with a surge of over 500% in our fare-charging revenues. This rapid scaling fueled consecutive UE breakeven in multiple cities, proving the effectiveness of our commercialization strategy. Furthermore, our first-ever quarterly GAAP-level net profit also demonstrated the success of our strategic investments across the ecosystem. We are making front-loaded investment to drive our commercialization at a quicker pace. Backed by our strengthened balance sheet and disciplined investments, we are poised for our next phase of accelerating growth.”

Scaling Robotaxi Services Through Accelerated Market Expansion and Ecosystem Partnerships

•	Robust Growth Across Revenue, Fleet and Users. 1) Robotaxi revenues surged in the fourth quarter of 2025, driven by successful execution of our dual-engine strategy in both China and overseas markets. In Shenzhen, Robotaxi paid orders from January 2026 to mid-February[3] 2026 have already outpaced full-year 2025 levels. 2) Total fleet units surpassed 1,400 set to exceed 3,000 by the end of 2026. Multi-OEM partnerships are driving fleet expansion. 3) Total users approached one million in China by late March 2026, nearly tripling year-on-year. 4) The establishment of our unique, scalable workflows and deep operational expertise allows us to strategically integrate third-party capabilities to adopt joint deployment model.

•	Dual-Engine Strategy across Domestic and Overseas Markets, Built on Proven Gen-7 Groundwork in China. 1) Deepening Domestic Penetration: a) Established clear leadership across China’s tier-one cities. We successfully fulfilled robust travel demand with positive user feedbacks in hubs including Nanshan and Bao’an in Shenzhen during 2026 Chinese New Year, while expanding into the University Town in Guangzhou. b) Advancing our presence in Hangzhou and Changsha, two emerging new tier-one cities in China in March 2026. 2) Global Footprint: c) Expanded into Croatia in March 2026, proving our generalization capability by tackling central Zagreb’s complex urban traffic and old town road layout from day one. d) Launched our first commercial fare-charging Robotaxi service in Doha, Qatar, through cooperation with Mowasalat Karwa. e) Progressing toward the official approval to conduct fully driverless operation later this March in Dubai, UAE. f) Kicked off operations in March 2026 in Singapore, marking the fully compliant official public debut of our Robotaxi services. 3) Future Roadmap: Aiming to expand our Robotaxi operational footprint to more than 20 cities globally by the end of 2026, with nearly half of these spread across the overseas market.

•	Enhancing Alliances across the Ecosystem. 1) Deepened our strategic partnership with Toyota as our first adopter of joint deployment. Backed by its platform and manufacturing expertise, Gen-7 mass production has begun, securing 1,000 bZ4X vehicles for joint deployment in 2026 and future commercial launch. 2) Accelerated joint deployment model through collaborations with OnTime Mobility in Guangzhou and Beijing ATBB Travel & Express Service Co., Ltd. (“ATBB”) in Beijing. 3) Enhanced our partnership with Beijing Automotive Industry Corporation (“BAIC”) and Guangzhou Automotive Corporation (“GAC”), to leverage their mature supply chain and after-sales network and jointly deploy vehicles in the overseas markets. 4) Achieved seamless integration with Tencent’s WeChat “Mobility Services” platform in Shenzhen and Guangzhou.

Premium User Experience Driven by Exceptional AI Driving Capabilities

•	Exceptional AI Virtual Driver Capabilities Translating into Premium User Experience. 1) Transitioned from a novelty experience to addressing high-frequency daily mobility needs, particularly rush-hour commute and frequent holiday travel. 2) Navigated successfully through main roads and narrow side streets in urban zones like the High Tech Area in Shenzhen to provide more convenient pick-up and drop-off (“PUDO”) points and avoid unnecessary detours. 3) Demonstrated reliable 24/7 operations, even in inclement weather, to tackle peak rush hours. During the heavy snowstorm in Beijing, we remained in service as a critical mobility option when broader market availability was limited. 4) Designed to prevent motion sickness through smooth control, our Gen-7 Robotaxi significantly improved the ride comfort, evolving into a differentiator alongside its private, odor-free cabin.

•	Balanced Pricing, UE Breakeven and Scalable Efficiency. 1) Boosted user willingness to pay for exceptional product experience. Our value-driven pricing strategy fundamentally drove our UE breakeven milestones. 2) Demonstrated strong operational momentum. On March 22, 2026, the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394, with 25 orders per vehicle.

Unlocking New Frontiers Through Our Autonomous Driving Platform

•	Significant Strides in Our Robotruck Business. 1) Maximized R&D synergy with 80% of the tech stack shared between Robotaxi and Robotruck platforms. 2) Introduced the Gen-4 Robotruck featuring a 70% reduction in autonomous driving kits (“ADK”) bill-of-materials (“BOM”) costs compared to the previous generation, targeting mass production and initial deployments by late 2026. 3) Deployed fully driverless Robotrucks at Jiangmen Port in Guangdong. 4) Completed rigorous 1+N driverless platooning tests across extreme weather conditions successfully, validating our broad-scenario and diverse-weather operational capabilities.

1	As of March 25, 2026, 1,446 Robotaxi vehicles had been produced.

2	At the date of March 22, 2026

3	By February 16, 2026

Unaudited Fourth Quarter 2025 Financial Results

(in USD thousands)	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Revenues:
Robotaxi services	2,565	6,657	7,266	16,607
Robotruck services	12,958	13,118	40,365	40,601
Licensing and applications	19,993	9,350	27,394	32,793

Total revenues	35,516	29,125	75,025	90,001

•	Total revenues were US$29.1 million (RMB203.7 million) in the fourth quarter of 2025, down 18.0% from US$35.5 million in the fourth quarter of 2024. The decrease was mainly influenced by the timing of project-based revenue recognition in Licensing and Applications, partially offset by an increase in Robotaxi and Robotruck revenues.

•	Robotaxi services revenues were US$6.7 million (RMB46.6 million) in the fourth quarter of 2025, representing an increase of 159.5% from US$2.6 million in the fourth quarter of 2024. Specifically, fare-charging revenues grew by over 500% year-over-year, primarily driven by robust order growth since our Gen-7 fleet launch. Coupled with our dual-engine approach, our ongoing optimizations to fleet operations and premium services also propelled user demand and boosted Robotaxi services revenues.

•	Robotruck services revenues were US$13.1 million (RMB91.7 million) in the fourth quarter of 2025, representing an increase of 1.2% from US$13.0 million in the fourth quarter of 2024. Our deepened collaboration with Sinotrans continued to enhance fleet operations.

•	Licensing and applications revenues were US$9.4 million (RMB65.4 million) in the fourth quarter of 2025, representing a decrease of 53.2% from US$20.0 million in the fourth quarter of 2024. The decrease was mainly due to one-off project-based revenues recorded in the fourth quarter of 2024, partially offset by the increase in our autonomous domain controller (“ADC”) sales to customers in low-speed robot delivery, robosweepers, logistics and humanoid robotics sectors.

Cost of Revenues

•	Total cost of revenues was US$25.4 million (RMB177.7 million) in the fourth quarter of 2025, representing a decrease of 9.4% from US$28.1 million in the fourth quarter of 2024.

Gross Profit and Gross Margin

•	Gross profit was US$3.7 million (RMB26.0 million) in the fourth quarter of 2025, compared to US$7.5 million in the fourth quarter of 2024.

•	Gross margin was 12.7% in the fourth quarter of 2025, compared to 21.0% in the fourth quarter of 2024. The decrease was primarily due to increasing revenue contribution from Robotruck services.

Operating Expenses

Operating expenses were US$77.6 million (RMB542.6 million) in the fourth quarter of 2025, representing a decrease of 57.0% from US$180.6 million in the fourth quarter of 2024. The decrease was primarily associated with the share-based compensation expenses recognized related to the US IPO in the fourth quarter of 2024. Non-GAAP4 operating expenses were US$69.6 million (RMB486.7 million) in the fourth quarter of 2025, representing an increase of 25.0% from US$55.7 million in the fourth quarter of 2024.

•	Research and development expenses were US$60.5 million (RMB423.2 million) in the fourth quarter of 2025, representing a decrease of 59.1% from US$147.8 million in the fourth quarter of 2024. Non-GAAP research and development expenses were US$55.5 million (RMB388.2 million), representing an increase of 19.8% from US$46.3 million in the fourth quarter of 2024. The increase primarily reflected i) the expansion of our R&D personnel to enhance our capacity for large-scale deployment and ii) Gen-7 vehicle research and development expenses. We plan to maintain our strategic investments in AI technology and talent, aiming to further enhance our technological capabilities, optimize BOM costs, and steadily advance our intelligent driving solutions to better serve our users.

•	Selling, general and administrative expenses were US$17.1 million (RMB119.4 million) in the fourth quarter of 2025, representing a decrease of 47.8% from US$32.7 million in the fourth quarter of 2024. Non-GAAP selling, general and administrative expenses were US$14.1 million (RMB98.5 million), representing an increase of 50.6% from US$9.3 million in the fourth quarter of 2024. The increase was primarily driven by i) higher personnel expenses incurred to support the accelerated deployment of large-scale commercial operations and ii) increased professional service fees.

Loss from Operations

•	Loss from operations was US$73.9 million (RMB516.6 million) in the fourth quarter of 2025, compared to US$173.1 million in the fourth quarter of 2024. Non-GAAP loss from operations was US$65.9 million (RMB460.7 million), compared to US$48.2 million in the fourth quarter of 2024, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities.

Net Income (Loss)

•	Net income was US$75.5 million (RMB527.6 million) in the fourth quarter of 2025, compared to net loss of US$181.1 million in the fourth quarter of 2024. The net income was mainly attributable to the increase in fair value of trading securities. Due to the inherent volatility of the price of trading securities, this item was excluded from the Non-GAAP measures to better reflect our core operational performance.

•	Non-GAAP net loss was US$49.0 million (RMB342.9 million) in the fourth quarter of 2025, compared to US$41.3 million in the fourth quarter of 2024, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities. We are making front-loaded investment to drive our commercialization at a quicker pace.

Basic and Diluted Net Income (Loss) per Ordinary Share

•	Basic and diluted net income per ordinary share was both US$0.06 (RMB0.42) in the fourth quarter of 2025, compared to US$0.99 basic and diluted net loss per ordinary share in the fourth quarter of 2024.

•	Non-GAAP basic and diluted net loss per ordinary share was both US$0.12 (RMB0.84) in the fourth quarter of 2025, compared to US$0.23 in the fourth quarter of 2024. Each American depositary share (“ADS”) represents one Class A ordinary share.

Balance Sheet

•	Cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management were US$1,514.8 million (RMB10,593.0 million) as of December 31, 2025, compared to the balance of US$587.7 million as of September 30, 2025. The growth was mainly driven by the net proceeds raised from our successful Hong Kong IPO in November 2025. Capital expenditures were US$6.6 million in the fourth quarter of 2025, compared to US$5.7 million in the fourth quarter of 2024, primarily attributable to investments in Gen-7 mass production and deployment.

Unaudited Full Year 2025 Financial Results

Revenues

•	Total revenues were US$90.0 million (RMB629.4 million) in 2025, representing an increase of 20.0% from US$75.0 million in 2024. The increase was mainly driven by strong growth in Robotaxi and Licensing and Applications revenues.

•	Robotaxi services revenues were US$16.6 million (RMB116.1 million) in 2025, representing an increase of 128.6% from US$7.3 million in 2024. Specifically, fare-charging revenues grew by close to 400%, primarily driven by growing user demand in tier-one cities, our ongoing optimizations to fleet operations, as well as robust order growth since our Gen-7 fleet launch.

•	Robotruck services revenues were US$40.6 million (RMB283.9 million) in 2025, representing an increase of 0.6% from US$40.4 million in 2024. Our deepened collaboration with Sinotrans continued to enhance fleet operations.

•	Licensing and applications revenues were US$32.8 million (RMB229.3 million) in 2025, representing an increase of 19.7% from US$27.4 million in 2024. The growth was mainly driven by growing demand for our autonomous domain controllers, primarily from customers in the low-speed robot delivery, robosweepers, logistics, and humanoid robotics sectors. Specifically, the delivery volume of our autonomous domain controllers surged by more than five times as compared to that of 2024.

Cost of Revenues

•	Total cost of revenues was US$75.8 million (RMB530.4 million) in 2025, representing an increase of 19.2% from US$63.6 million in 2024.

Gross Profit and Gross Margin

•	Gross profit was US$14.2 million (RMB99.0 million) in 2025, representing an increase of 24.2% from US$11.4 million in 2024.

•	Gross margin was 15.7% in 2025, compared to 15.2% in 2024. The improvement was mainly driven by an optimized revenue mix, with a higher contribution from Robotaxi services, which carry a relatively higher margin.

Operating Expenses

•	Operating expenses were US$275.0 million (RMB1,923.2 million) in 2025, representing a decrease of 7.4% from US$296.9 million in 2024. The decrease was primarily associated with the share-based compensation expenses recognized related to the US IPO in the fourth quarter of 2024. Non-GAAP operating expenses were US$244.2 million (RMB1,707.9 million) in 2025, representing an increase of 43.7% from US$169.9 million in 2024.

•	Research and development expenses were US$217.4 million (RMB1,520.4 million) in 2025, representing a decrease of 9.5% from US$240.2 million in 2024. Non-GAAP research and development expenses were US$196.3 million (RMB1,372.8 million), representing an increase of 42.5% compared to US$137.8 million in 2024. The increase primarily reflected i) the expansion of our R&D personnel to enhance our capacity for large-scale deployment and ii) Gen-7 vehicle research and development expenses. We plan to maintain our strategic investments in AI technology and talent, aiming to further enhance our technological capabilities, optimize BOM costs, and steadily advance our intelligent driving solutions to better serve our users.

•	Selling, general and administrative expenses were US$57.6 million (RMB402.8 million) in 2025, representing an increase of 1.5% from US$56.7 million in 2024. Non-GAAP selling, general and administrative expenses were US$47.9 million (RMB335.1 million), representing an increase of 49.1% compared to US$32.1 million in 2024. The increase was primarily driven by i) higher personnel expenses incurred to support the accelerated deployment of large-scale commercial operations and ii) increased professional service fees.

Loss from Operations

•	Loss from operations was US$260.9 million (RMB1,824.2 million) in 2025, compared to US$285.5 million in 2024. Non-GAAP loss from operations was US$230.1 million (RMB1,608.8 million) in 2025, compared to US$158.5 million in 2024, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities.

Net Loss

•	Net loss was US$76.8 million (RMB536.8 million) in 2025, compared to US$275.0 million in 2024. The reduction in net loss was mainly attributable to the increase in fair value of trading securities. Due to the inherent volatility of the price of trading securities, this item was excluded from the Non-GAAP measures to better reflect our core operational performance.

•	Non-GAAP net loss was US$174.0 million (RMB1,216.7 million) in 2025, compared to US$132.3 million in 2024, primarily driven by higher operating expenses incurred to support our ongoing business expansion and enhance our R&D capabilities. We are making front-loaded investment to drive our Robotaxi commercialization at a quicker pace and enhance our R&D capabilities.

Basic and Diluted Net Loss per Ordinary Share

•	Basic and diluted net loss per ordinary share was both US$0.35 (RMB2.45) in 2025, compared to US$2.40 in 2024.

•	Non-GAAP basic and diluted net loss per ordinary share was both US$0.47 (RMB3.29) in 2025, compared to US$1.15 in 2024. Each ADS represents one Class A ordinary share.

4	Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants liability and changes in fair value of trading securities. Such adjustment has no impact on income tax. For further details, see the “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release. For the purpose of better reviewing and assessing the Company’s operating performance, the Company has redefined the non-GAAP adjustment items to include “changes in fair value of trading securities” within reconciliation of U.S. GAAP and non-GAAP results to eliminate the future fluctuation of the price of trading securities. The comparative figures for the prior periods have been retrospectively restated.

Conference Call

Pony.ai will hold a conference call at 8:00 AM U.S. Eastern Time on Thursday, March 26, 2026 (8:00 PM Beijing/Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call by phone, please complete the online registration process using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10206805/103585a34e7

A replay of the conference call will be accessible through April 2, 2026, by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	8943112

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.pony.ai.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Pony AI Inc., non-GAAP basic and diluted net loss per ordinary share, and non-GAAP free cash flows, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants liability and changes in fair value of trading securities, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

About Pony AI Inc.

Pony AI Inc. (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and licensing and applications businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, such as the expected fleet size and expected city deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Pony AI Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands)

	As of December 31,	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	535,976	293,489
Restricted cash, current	21	1,936
Short-term investments	209,035	872,158
Accounts receivable, net	28,555	23,644
Amounts due from related parties, current	8,322	11,338
Prepaid expenses and other current assets	52,713	48,074

Total current assets	834,622	1,250,639

Non-current assets:
Restricted cash, non-current	175	288
Property, equipment and software, net	17,241	60,467
Operating lease right-of-use assets	13,342	14,811
Long-term investments	130,799	454,942
Prepayment for long-term investments	52,823	25,000
Other non-current assets	1,819	6,690

Total non-current assets	216,199	562,198

Total assets	1,050,821	1,812,837

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	66,548	85,261
Operating lease liabilities, current	3,438	4,792
Amounts due to related parties, current	900	1,422

Total current liabilities	70,886	91,475

Operating lease liabilities, non-current	9,835	10,375
Other non-current liabilities	1,389	1,988

Total liabilities	82,110	103,838

Total Pony AI Inc. shareholders’ equity	951,122	1,652,277

Non-controlling interests	17,589	56,722

Total shareholders’ equity	968,711	1,708,999

Total liabilities and shareholders’ equity	1,050,821	1,812,837

Pony AI Inc.
 Unaudited Condensed Consolidated Statements of Operations and
Comprehensive (Loss) Income
(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Revenues:
Service revenues	29,566	19,738	67,415	56,714
Product Revenues	5,950	9,387	7,610	33,287
Total Revenues	35,516	29,125	75,025	90,001
Cost of revenues	(28,060)	(25,412)	(63,622)	(75,840)
Gross profit	7,456	3,713	11,403	14,161
Operating expenses:
Research and development expenses	(147,840)	(60,519)	(240,179)	(217,419)
Selling, general and administrative expenses	(32,714)	(17,067)	(56,747)	(57,599)
Total operating expenses	(180,554)	(77,586)	(296,926)	(275,018)
Loss from operations	(173,098)	(73,873)	(285,523)	(260,857)
Investment income	5,336	8,963	20,378	42,985
Changes in fair value of warrants liability	-	-	5,617	-
Changes in fair value of trading securities	(14,924)	132,477	(21,285)	128,031
Other income, net	1,568	7,885	5,808	13,083
(Loss) Income before income tax	(181,118)	75,452	(275,005)	(76,758)
Income tax expenses	-	-	(1)	-
Net (loss) income	(181,118)	75,452	(275,006)	(76,758)
Net (loss) income attributable to non-controlling interests	(204)	52,020	(885)	57,211
Net (loss) income attributable to Pony AI Inc.	(180,914)	23,432	(274,121)	(133,969)
Weighted average number of ordinary shares outstanding used in computing net (loss) income per ordinary share, basic	182,347,578	414,661,510	114,318,765	379,914,317
Weighted average number of ordinary shares outstanding used in computing net (loss) income per ordinary share, diluted	182,347,578	422,015,136	114,318,765	379,914,317
Net (loss) income per ordinary share, basic	(0.99)	0.06	(2.40)	(0.35)
Net (loss) income per ordinary share, diluted	(0.99)	0.06	(2.40)	(0.35)
Net (loss) income	(181,118)	75,452	(275,006)	(76,758)
Other comprehensive income (loss):
Foreign currency translation adjustments	(4,900)	2,517	(2,952)	3,933
Unrealized gain (loss) on available-for-sale investments	19,359	(17,317)	16,089	(30,609)
Total other comprehensive income (loss)	14,459	(14,800)	13,137	(26,676)
Total comprehensive (loss) income	(166,659)	60,652	(261,869)	(103,434)
Less: Comprehensive income attributable to non- controlling interests	6,835	45,945	6,444	45,568
Total comprehensive (loss) income attributable to Pony AI Inc.	(173,494)	14,707	(268,313)	(149,002)

Pony AI Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts in USD thousands)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Net cash used in operating activities	(30,997)	(28,590)	(110,758)	(164,955)
Net cash used in investing activities	(78,109)	(601,698)	(181,267)	(889,160)
Net cash provided by financing activities	408,243	825,682	407,389	814,833
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,311)	(371)	(5,397)	(1,177)
Net change in cash, cash equivalents and restricted cash	295,826	195,023	109,967	(240,459)
Cash, cash equivalents and restricted cash at beginning of period	240,346	100,690	426,205	536,172
Cash, cash equivalents and restricted cash at end of period	536,172	295,713	536,172	295,713

Pony AI Inc.
Reconciliation of U.S. GAAP and Non-GAAP Results
(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Research and development expenses	(147,840)	(60,519)	(240,179)	(217,419)
Share-based compensation expenses	101,505	5,002	102,383	21,115
Non-GAAP research and development expenses	(46,335)	(55,517)	(137,796)	(196,304)

Selling, general and administrative expenses	(32,714)	(17,067)	(56,747)	(57,599)
Share-based compensation expenses	23,366	2,985	24,620	9,683
Non-GAAP selling, general and administrative expenses	(9,348)	(14,082)	(32,127)	(47,916)

Operating expenses	(180,554)	(77,586)	(296,926)	(275,018)
Share-based compensation expenses	124,871	7,987	127,003	30,798
Non-GAAP operating expenses	(55,683)	(69,599)	(169,923)	(244,220)

Loss from operations	(173,098)	(73,873)	(285,523)	(260,857)
Share-based compensation expenses	124,871	7,987	127,003	30,798
Non-GAAP loss from operations	(48,227)	(65,886)	(158,520)	(230,059)

Net (loss) income	(181,118)	75,452	(275,006)	(76,758)
Share-based compensation expenses	124,871	7,987	127,003	30,798
Changes in fair value of warrants liability	-	-	(5,617)	-
Changes in fair value of trading securities	14,924	(132,477)	21,285	(128,031)
Non-GAAP net loss[5]	(41,323)	(49,038)	(132,335)	(173,991)

Net (loss) income attributable to Pony AI Inc.	(180,914)	23,432	(274,121)	(133,969)
Share-based compensation expenses	124,871	7,987	127,003	30,798
Changes in fair value of warrants liability	-	-	(5,617)	-
Changes in fair value of trading securities	14,924	(80,059)	21,285	(75,613)
Non-GAAP net loss attributable to Pony AI Inc.	(41,119)	(48,640)	(131,450)	(178,784)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	182,347,578	414,661,510	114,318,765	379,914,317
Non-GAAP net loss per ordinary share, basic and diluted	(0.23)	(0.12)	(1.15)	(0.47)

5   Such adjustments have no impact on income tax for the three-month and twelve-month periods ended December 31, 2024 and 2025, as no deferred tax has been recognized in respect of the temporary differences arising from these Non-GAAP adjustments.

Pony AI Inc.
Reconciliation of U.S. GAAP and Non-GAAP Results (Continued)
 (All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Net cash used in operating activities	(30,997)	(28,590)	(110,758)	(164,955)
Capital expenditures	(5,718)	(6,633)	(11,397)	(43,875)
Free cash flows[6] (Non-GAAP)	(36,715)	(35,223)	(122,155)	(208,830)

6   Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company’s important cash outflows, as it combines the funds required to maintain operations and invest in growth.